

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 4, 2016

William P. McDermitt
Chief Executive Officer
Nostalgia Family Brands, Inc.
20 Pape Drive
Atlantic Highlands, NJ 07716

> **Re:** **Nostalgia Family Brands, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 18, 2016**
> **File No. 333-206332**

Dear Mr. McDermitt:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 9, 2015 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 29

1.   We note your disclosure on page F-12 that you issued a promissory note that appears to have matured on December 31, 2015. Given your limited assets and no revenues, this outstanding note appears material to you. Please revise to provide the disclosure required by Item 303(a) of Regulation S-K regarding your commitments or advise. Also, please file the note as an exhibit. Refer to Item 601 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 33

2.   In subsequent amendments, please revise to provide security beneficial ownership information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Index to Financial Statements, page F-1

General

3.   Please provide updated financial statements to comply with the guidance in Rule 8-08 of Regulation S-X.

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or me at (202) 551-3642 with any other questions.

                                        Sincerely,

                                        /s/ Loan Lauren P. Nguyen

                                        Loan Lauren P. Nguyen
                                        Legal Branch Chief
                                        Office of Natural Resources

cc: Alan P. Fraade
        Mintz & Fraade, P.C.